Dragon Gold Resources, Inc.
                                 338 Euston Road
                                London NW1 3BT UK

VIA FEDERAL EXPRESS

July 21, 2005
Mail Stop 04-06
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549


Dear Mr. Youngwood:

This letter is in response to the letter sent to us dated April 19, 2005 with comments on the Forms 10-QSB for the quarters ended June 30, 2004, September 30, 2004, and December 31, 2004.

We will file today, through the EDGAR system, amendments to the 10-QSB's to address the comments raised in your letter. I have enclosed three clean and three redlined copies for each of the three quarterly statements for your convenience.

Regarding Comment 5, the language has been modified to reflect that our certifying officers have reached a conclusion that our disclosure controls and procedures are effective.

Regarding Comment 6, the statement has been modified to disclose that we did not experience any changes during the quarter that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

We understand that the Company is responsible for the adequacy and accuracy of the disclosure in the filing.

We also understand that staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and

We understand that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me should you have any questions or concerns,


                                                      Sincerely,

                                                     /s/ Johannes Petersen
                                                     ---------------------
                                                     Johannes Petersen
                                                     Chief Financial Officer